

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2022

Joseph M. Hogan
President and Chief Executive Officer
Align Technology, Inc.
410 North Scottsdale Road, Suite 1300
Tempe, Arizona 85281

      Re: Align Technology, Inc.
          Form 10-K for the fiscal year ended December 31, 2021
          Filed February 25, 2022
          Response Dated April 21, 2022
          File No. 000-32259

Dear Mr. Hogan :

      We have reviewed your April 21, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 31, 2022 letter.

Form 10-K for the Fiscal Year Ended December 31, 2021

Consolidated Financial Statements
Revenue Recognition, page 68

1.   We have reviewed your response to prior comment 1 and note that you estimate usage, which requires significant judgment. For each of the periods presented, please tell us your estimated usage rates. If multiple types of estimated usage rates are used, please explain how these were determined. In addition, tell us the approximate impact to revenue from any period over period changes in estimated usage rates.

      You may contact Christie Wong at 202-551-3684 or Michael Fay at 202-551-3812 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences